FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.    Nomura Finalizes Subordinated Bond Issue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: December 11, 2008
	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Finalizes Subordinated Bond Issue

Tokyo, December 11, 2008—Nomura Holdings, Inc. today finalized the terms of issuance of its First Series of Unsecured Subordinated Bonds announced on December 1. Nomura will raise a total of 300 billion yen from the subordinated bonds which will offer a coupon rate of 3.6% per annum. Nomura also confirmed that the bonds will be rated “A+” by Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd.

First Series of Nomura Holdings, Inc. (the “Issuer”) Unsecured Subordinated Bonds

1.	Amount of Issue	300 billion yen

2.	Denomination of each Bond	1 million yen

3.	Issue Price	100 yen per face value of 100 yen

4.	Coupon Rate	3.6% per annum

5.	Offering Period	From December 12, 2008, to December 25, 2008

6.	Payment Date	December 26, 2008

7.	Coupon Payment Dates	June 26 and December 26 of each year

8.	Maturity Date	December 26, 2016

9.	Early Redemption	The Issuer may, with the approval of the Japanese Financial Services Agency, redeem the outstanding Bonds at any of the interest payment dates on or after December 26, 2011.

10.	Redemption Price	100% of the principal amount

11.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

12.	Subordination	With respect to redemption of, or payment of interest on, the Bonds, the right to claim of the bondholders shall be restricted (or subordinated to other creditors of the Issuer) under certain circumstances including, but not limited to, commencement of bankruptcy procedures, corporate reorganization procedures or civil rehabilitation procedures in Japan or elsewhere, and the Issuer’s failing to satisfy capital adequacy ratio imposed by the Japanese Financial Services Agency.

The purpose of this press release is to make a general public announcement concerning the public offering of the First Series of Unsecured Subordinated Bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

13.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

14.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

15.	Bond Administrator	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation

16.	Rating	“A+” from Rating and Investment Information, Inc. “A+” from Japan Credit Rating Agency, Ltd.

17.	Use of Funds	Funds raised will be invested in Nomura’s consolidated subsidiaries in Asia-Pacific, including Japan, and Europe in order to strengthen the business platform in those regions. These consolidated subsidiaries plan to use the proceeds as operating funds in their businesses.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	+ 81-3-3278-0591

Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering of the First Series of Unsecured Subordinated Bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.